Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Essential Extraction Corp.
815 14th St SW, C250
Loveland, CO 80537
https://ousialabs.com/

Up to $123,999.12 in Common Stock at $5.56
Minimum Target Amount: $123,999.12

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Essential Extraction Corp.
Address: 815 14th St SW, C250, Loveland, CO 80537
State of Incorporation: CO
Date Incorporated: March 24, 2017

Terms:

Equity

Offering Minimum: $123,999.12 | 22,302 shares of Common Stock
Offering Maximum: $123,999.12 | 22,302 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.56
Minimum Investment Amount (per investor): $300.24

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 30% Bonus Shares

As you are an early investor, friend, or family, you are eligible for 30% additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 15% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 20% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 25% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 30% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 35% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between [day 35 - 40] and receive 12% bonus shares

Flash Perk 2: Invest $2,500+ between [day 60 - 65] and receive 12% bonus shares

Amount-Based Perks

Connected Chef: Invest $500+ | Receive a mini recipe e-book suitable for The Ousia Fountain.

Kitchen Innovator: Invest $1,000+ | Special webinar on innovative kitchen techniques, plus 2% bonus shares.

Gourmet's Choice: Invest $5,000+ | Invitations to exclusive taste-testing events, plus 7% bonus shares.

Culinary Visionary: Invest $10,000+ | Receive a signed The Ousia Fountain from the CEO, plus 10% bonus shares.

Master of Taste: Invest $25,000+ | An exclusive dinner prepared with The Ousia Fountain by a renowned chef, plus 17% bonus shares.

Elite Connoisseur: Invest $50,000+ | All prior perks + personal cooking session with a celebrity chef, plus 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Essential Extraction Corp. D/B/A Ousia Labs will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.56 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $556. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Essential Extraction Corp dba Ousia Labs was incorporated as a Corporation in Colorado on 03 24, 2017.

Ousia Labs designs and develops solutions for botanical oil extraction. Our primary product, the Ousia Fountain, is a small kitchen appliance that uses liquid CO_2 technology to extract botanical oils from plants, herbs, seeds, and similar materials.

Our focus is on providing a solvent-free, cold-extraction method that preserves the natural properties of botanicals without relying on heat or chemicals. This process is designed to offer a clean and efficient alternative for both personal and small-scale commercial use.

Ousia Labs serves consumers and businesses in markets such as wellness, culinary, and personal care, aiming to provide practical tools for botanical extraction.

Competitors and Industry

The Ousia Fountain is a small kitchen appliance designed to extract botanical oil directly from natural plants, herbs, and materials using liquid CO_2 technology. This process is cold and solvent-free, preserving the natural qualities of the botanicals without the use of heat or chemicals.

What Sets Us Apart

Our liquid CO_2 method extracts high-quality concentrates from a wide range of botanicals, including spices, herbs, seeds, nuts, and wood. The resulting extracts are ready for use in various applications without additional processing.

Competitive Landscape

LEVO Oil: Combines raw botanical material with cooking oils, butter, or MCT oil, using a heat-based infusion process.

ExtractCraft (EtOH): ExtractCraft (EtOH) uses ethanol to create tinctures, requiring further steps to remove the ethanol and obtain a concentrated extract.

The Ousia Fountain offers an alternative extraction method that is solvent-free and efficient, providing an option for those seeking a cleaner approach to botanical oil production.

Current Stage and Roadmap

Ousia Labs currently has a backlog of sales and is currently shipping machines.

We will be releasing a very elegant-looking model of the machine with design and feature options. We will work closely with a high-level marketing agency and our affiliates to promote the brand globally. The product roadmap includes prepackaged botanicals and an Ai powered informational app which helps to connect the machine, application specific recipes, and the user altogether within the natural world around them.

The Team

Officers and Directors

Name: Gary Ross

Gary Ross's current primary role is with Phytoremedies Inc. Gary Ross currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Director, and Principal Accounting Officer
  Dates of Service: August, 2017 - Present
  Responsibilities: Gary oversees the operations of the Company. Gary currently does not receive a salary and holds no equity.

Other business experience in the past three years:

- Employer: Phytoremedies Inc
  Title: Member of the Board of Directors
  Dates of Service: July, 2015 - Present
  Responsibilities: Board of Directors

Name: David Ross

David Ross's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer, Co-inventor, and Director
  Dates of Service: December, 2019 - Present
  Responsibilities: Chief Operating Officer, Co-inventor, and Director. David currently receives salary compensation in the amount of $56,000 per year for this role.

Name: Daniel Kamrath

Daniel Kamrath's current primary role is with Bongo Learn Inc.. Daniel Kamrath currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: March, 2017 - Present
  Responsibilities: Daniel is a member of the Board of Directors and oversees the bookkeeper for the organization. Daniel does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Bongo Learn Inc.
  Title: CFO
  Dates of Service: January, 2024 - Present
  Responsibilities: Daniel is a board member and full time staff as CFO.

Name: Morton Aaronson

Morton Aaronson 's current primary role is with GreyMatters LLC. Morton Aaronson currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer and Director
  Dates of Service: January, 2016 - Present
  Responsibilities: Chief Marketing Officer and Director. Mort does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: GreyMatters LLC
  Title: Principal
  Dates of Service: January, 2023 - Present
  Responsibilities: Executive Coach and Fractional C-level executive

Other business experience in the past three years:

- Employer: Acme Smoked Fish
  Title: CMO
  Dates of Service: November, 2023 - Present
  Responsibilities: Lead marketing team and growth strategy

Name: James M Ramsey

James M Ramsey 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer
  Dates of Service: February, 2020 - Present
  Responsibilities: R&D, Engineering, CTO. James currently receives salary compensation in the amount of $55,000 per year for this role.

Name: Wade O. Troxell

Wade O. Troxell's current primary role is with Colorado State University. Wade O. Troxell currently services 1.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: September, 2024 - Present
  Responsibilities: Member of the Board of Directors. Wade does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Colorado State University
  Title: Associate Professor
  Dates of Service: August, 1998 - Present
  Responsibilities: Regular faculty member in mechanical engineering department responsible for teaching, research, and engagement.

Other business experience in the past three years:

- Employer: Distributed Energy Futures, LLC.
  Title: CEO
  Dates of Service: February, 2022 - Present
  Responsibilities: Provide consulting services to businesses.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock n the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the

future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to

manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could

adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Gary Ross	391,000	Series A Preferred Shares	24.2%

The Company's Securities

The Company has authorized Common Stock, and Series A Preferred Shares. As part of the Regulation Crowdfunding raise, the Company will be offering up to 22,302 of Common Stock.

Common Stock

The amount of security authorized is 2,000,000 with a total of 497,000 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series A Preferred Shares

The amount of security authorized is 2,000,000 with a total of 1,121,800 outstanding.

Voting Rights

There are no voting rights associated with Series A Preferred Shares.

Material Rights

There are no material rights associated with Series A Preferred Shares.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Founders Stock
  Type of security sold: Equity
  Final amount sold: $10.85
  Number of Securities Sold: 1,085,000
  Use of proceeds: Founding of Company
  Date: March 04, 2019
  Offering exemption relied upon: Section 4(a)(2)

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $125,000.00
  Number of Securities Sold: 125,000
  Use of proceeds: R&D, Prototype, IP, Pre-market Acceptance
  Date: April 20, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,097,000.00
  Number of Securities Sold: 438,800
  Use of proceeds: Beta Production, Sales and Marketing
  Date: October 11, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $32,000.00
  Use of proceeds: Proof of Concept
  Date: October 16, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $83K compared to $58K in fiscal year 2024.

Prototype unit pre-sales began in 2023. The campaign stopped in 2024 to allocate resources on getting the design into mass manufacturing.

Cost of Sales

Cost of Sales for fiscal year 2023 was $53K compared to$ $55K in fiscal year 2024.

As we secure suppliers for volume production, some component costs have increased, while the average sale price has decreased to align with the market acceptance price of approximately $1,299 per unit. A portion of the capital raise will be allocated to purchasing materials in bulk, helping to reduce component costs.

Gross Margins

Gross margins for fiscal year 2023 were $30K compared to $3K in fiscal year 2024.

Our "Lab Grade" systems yield higher gross margins. However, shifting our focus to a broader market significantly lowered the average price per unit. To manage demand and avoid excessive backlog, we capped pre-launch/beta program units at 100, successfully proving market acceptance. The demand is clear—now, we need to purchase materials in volume to reduce COGS. This is why the majority of this capital raise will be allocated to bulk material purchases.

Expenses

Expenses for fiscal year 2023 were $287K compared to $347K in fiscal year 2024.

Heavy Research and Developing, Patents, and Materials Inventory Assets – internal off the shelf components and electronics.

Historical results and cash flows:

The Company is currently in the initial production stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we developed the product by selling beta systems and refining the design for consumer and manufacturability, and now we are ramping up production. Past cash was primarily generated through equity investments. Our goal is to acquire materials inventory and ramp production. Historical cash flow is significantly lower than what it will be when the product is in mass production and sales can be delivered in a timely and efficient manner.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March, 2025, the Company has capital resources available in the form of [a line of credit for $65K from Chase Bank, a capital contribution or shareholder loan in the amount of $32K, and $52K cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support Going to Mass Production.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign [are not] necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000, we anticipate the Company will be able to operate for one year. This is based on a current monthly burn rate of $20K for expenses related to salaries ($7.5K); marketing ($3K) inventory ($8,000); admin-misc ($2,000).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for [two years only if we don't sell any product, but if we raise our maximum goal we will be in business indefinitely]. This is based on a projected monthly burn rate of $60K for expenses related to Materials and Labor ($40K), Marketing ($12K), SGA ($8K). *Again the funds are being used to ramp production, sales, and sales support.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including lines of credit.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $9,000,528.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $123,999.12 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Materials Inventory
  78.0%
  We will use 78% of the minimum funds raised for procuring materials inventory.
- Sales and Marketing
  2.5%
  We will use the remaining 2.5% to support sales and marketing.

If we raise the over allotment amount of $123,999.12, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- Company Employment
  30.5%
  We will use 30.5% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing, Customer service, etc.. Wages to be commensurate with training, experience and position.
- Inventory
  28.5%
  We will use 28.5% of the funds raised to purchase inventory for the Company's product in preparation of expansion of

the product.

- Working Capital
  30.5%
  We will use 30.5% of the funds for working capital to cover expenses for the product expansion as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  3.0%
  We will use 3% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://ousialabs.com/ (https://ousialabs.com/annual-reports/).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ousialabs

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Essential Extraction Corp.

[See attached]

Essential Extraction Corp
Balance Sheet
As of December 31, 2022

		Dec 31, 22
ASSETS		
Current Assets		
Checking/Savings		
Chase Checking 7686		64,998.40
Total Checking/Savings		64,998.40
Accounts Receivable		
Accounts Receivable		12,327.59
Total Accounts Receivable		12,327.59
Other Current Assets		
Inventory Asset		8,673.72
Patent - Asset		20,832.64
Prepaid Inventory- Shenzen Budd		3,200.00
Security Deposit		500.00
Vergent Retainer		1,194.84
Total Other Current Assets		34,401.20
Total Current Assets		111,727.19
TOTAL ASSETS		**111,727.19**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable		1,857.00
Total Accounts Payable		1,857.00
Credit Cards		
Credit Cards		
Am Ex - Plum - 3-41006	23,580.72	
Chase CC 6262	795.09	
Total Credit Cards		24,375.81
Total Credit Cards		24,375.81
Other Current Liabilities		
Loans		
Loan from G Ross 1.25.2022 AM...	28,169.38	
Loan from G Ross 3/4-2022 AMEX	1,518.75	
Loan from Gary Ross - cash	115,000.00	
Loan from R Whitney - 2022	50,000.00	
Loan From Tony - 2021 2022	32,000.00	
Total Loans		226,688.13
Payroll Liabilities		
AZ W/H	357.30	
CO W/H	228.00	
Fed W/H	222.00	
MCC	106.36	
MCE	106.36	
SSC	454.80	
SSE	454.80	
Total Payroll Liabilities		1,929.62
Sales Tax Collected		-101.77
Sales Tax Payable		3.43
Total Other Current Liabilities		228,519.41
Total Current Liabilities		254,752.22

Essential Extraction Corp
Balance Sheet
As of December 31, 2022

		Dec 31, 22
Total Liabilities		254,752.22
Equity		
Equity		
Anthony Frischknecht Equity	50,000.00	
Gary Ross Equity	132,000.00	
McKenzie Equity	100,000.00	
Yellowduck Equity	10,000.00	
Total Equity		292,000.00
Retained Earnings		-179,513.75
Net Income		-255,511.28
Total Equity		-143,025.03
TOTAL LIABILITIES & EQUITY		**111,727.19**

Essential Extraction Corp
Profit & Loss
January through December 2022

		Jan - Dec 22
Ordinary Income/Expense		
Income		
Miscellaneous Income		240.26
Product Sales		60,263.07
Returns & Allowances		-44.75
Services Income		330.00
Shipping and Delivery Income		2,743.95
Total Income		63,532.53
Cost of Goods Sold		
Cost of Goods Sold		25,708.04
Equipment - COGS		297.61
Freight and Shipping Costs		4,235.99
Merchant Account Fees		878.73
Total COGS		31,120.37
Gross Profit		32,412.16
Expense		
Advertising and Promotion		12,083.16
Bank Service Charges		545.00
Business Licenses and Permits		44.32
Commission Expense		1,000.00
Conference/Registration Expen...		1,453.00
Consulting Expense		1,300.00
Dues and Subscriptions		2,119.75
Engineering Expense		15,434.55
Insurance Expense		
Billing Fee	15.00	
General Liability	6,180.00	
Workers Comp Insurance	3,450.00	
Total Insurance Expense		9,645.00
Interest Expense		
Credit Card	725.89	
Finance Charges	472.32	
Loan	1,950.00	
Total Interest Expense		3,148.21
Lab equipment		2,448.39
License Fee Expense		11.98
Manufacturing Supplies		6,336.43
Marketing Expense		6,198.18
Meals and Entertainment		228.87
Meeting Expense		9,863.06
Office Supplies		3,004.42
Payroll Expenses		
AZ Unemployment	140.00	
CO FAMLI ER	0.00	
CUTA	1,022.83	
FUTA expense	210.00	
MCC	13,316.85	
Wages	174,076.44	
Payroll Expenses - Other	0.00	
Total Payroll Expenses		188,766.12
Penalties and Interest		11.87
Professional Fees		
Legal	309.05	
Total Professional Fees		309.05
Prototype Expense		2,133.44
Rent Expense		12,700.00

Essential Extraction Corp
Profit & Loss
January through December 2022

	Jan - Dec 22
Research Material	829.87
Software/Internet	359.52
Storage Expense	83.88
Telephone Expense	79.01
Testing	0.00
Tools Expense	56.93
Travel Expense	6,489.93
Website Expense	1,301.04
Total Expense	287,984.98
Net Ordinary Income	-255,572.82
Other Income/Expense	
Other Income	
Other Income	
Credit Card Early Pay discount	62.28
Total Other Income	62.28
Total Other Income	62.28
Other Expense	
Other Expenses	
Sales Tax Adjusted	0.74
Total Other Expenses	0.74
Total Other Expense	0.74
Net Other Income	61.54
Net Income	**-255,511.28**

Essential Extraction Corp
Statement of Cash Flows
January through December 2022

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	-255,511.28
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Receivable	7,818.17
Inventory Asset	9,545.49
Patent - Asset	-20,832.64
Accounts Payable	-5,012.00
Credit Cards:Am Ex - Plum - 3-41006	23,580.72
Credit Cards:Chase CC 6262	-263.77
Loans:Loan from G Ross 1.25.2022 AM...	28,169.38
Loans:Loan from G Ross 3/4-2022 AMEX	1,518.75
Loans:Loan from Gary Ross - cash	45,000.00
Loans:Loan from R Whitney - 2022	50,000.00
Loans:Loan From Tony - 2021 2022	30,000.00
Payroll Liabilities:AUTA	-86.00
Payroll Liabilities:AZ W/H	273.60
Payroll Liabilities:CO W/H	-262.00
Payroll Liabilities:CUTA	-251.60
Payroll Liabilities:Fed W/H	124.00
Payroll Liabilities:FUTA	-109.80
Payroll Liabilities:MCC	19.36
Payroll Liabilities:MCE	19.36
Payroll Liabilities:SSC	82.80
Payroll Liabilities:SSE	82.80
Sales Tax Collected	30.80
Sales Tax Payable	3.43
Net cash provided by Operating Activities	-86,060.43
FINANCING ACTIVITIES	
Equity:Gary Ross Equity	32,000.00
Equity:McKenzie Equity	100,000.00
Net cash provided by Financing Activities	132,000.00
Net cash increase for period	45,939.57
Cash at beginning of period	19,058.83
Cash at end of period	**64,998.40**

Essential Extraction Corp
Balance Sheet
As of December 31, 2023

		Dec 31, 23
ASSETS		
Current Assets		
Checking/Savings		
Chase Checking 7686		38,157.76
Total Checking/Savings		38,157.76
Accounts Receivable		
Accounts Receivable		30,829.06
Total Accounts Receivable		30,829.06
Other Current Assets		
Inventory Asset		56,958.47
Patent - Asset		20,832.64
Security Deposit		500.00
Vergent Retainer		1,194.84
Total Other Current Assets		79,485.95
Total Current Assets		148,472.77
TOTAL ASSETS		**148,472.77**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable		5,554.99
Total Accounts Payable		5,554.99
Credit Cards		
Credit Cards		
Am Ex - Plum - 3-41006	401.33	
AmEx - David - 81001	12,942.22	
Chase CC 6262	245.30	
Total Credit Cards		13,588.85
Total Credit Cards		13,588.85
Other Current Liabilities		
Loans		
Gary Ross Loan 3.21.2023	20,204.17	
Loan from G Ross 1.25.2022 AM...	13,460.02	
Loan from G Ross 3/4-2022 AMEX	1,518.75	
Loan from G Ross Q2 2023	10,000.00	
Loan from Gary Ross - cash	115,000.00	
Loan from Gary Ross 2.16.2023	20,000.00	
Loan from R Whitney - 2022	50,000.00	
Loan From Tony - 2021 2022	32,000.00	
SBA Loan	-357.00	
Total Loans		261,825.94
Payroll Liabilities		
AZ W/H	359.98	
CO FAMLI EE	129.64	
CO FAMLI ER	0.01	
CO W/H	170.00	
Fed W/H	351.00	
MCC	90.41	
MCE	90.41	
SSC	386.59	
SSE	386.59	
Total Payroll Liabilities		1,964.63
Sales Tax Collected		-97.93

Essential Extraction Corp
Balance Sheet
As of December 31, 2023

		Dec 31, 23
Sales Tax Payable		1,604.33
Total Other Current Liabilities		265,296.97
Total Current Liabilities		284,440.81
Total Liabilities		284,440.81
Equity		
Equity		
Anthony Frischknecht Equity	50,000.00	
C and A Ross Investment	20,000.00	
Conal Rosanbalm	5,000.00	
Gary Ross Equity	132,000.00	
Jinyuan Devt Investment	300,000.00	
McKenzie Equity	100,000.00	
Yellowduck Equity	10,000.00	
Total Equity		617,000.00
Retained Earnings		-435,025.03
Net Income		-317,943.01
Total Equity		-135,968.04
TOTAL LIABILITIES & EQUITY		**148,472.77**

Essential Extraction Corp
Profit & Loss
January through December 2023

		Jan - Dec 23
Ordinary Income/Expense		
Income		
Bad Debt		-8,510.47
Indiegogo		819.45
Miscellaneous Income		180.70
Product Sales		31,750.00
Prototype Income		58,170.24
Returns & Allowances		129.10
Services Income		170.00
Shipping and Delivery Income		1,274.24
Total Income		83,983.26
Cost of Goods Sold		
COGS - Engineering		6,051.15
Cost of Goods Sold		20,000.38
Discount		14,782.87
Equipment - COGS		412.99
Freight and Shipping Costs		7,873.74
Manufacturing		1,770.10
Merchant Account Fees		2,003.37
Product Samples Expense		875.33
Total COGS		53,769.93
Gross Profit		30,213.33
Expense		
Advertising and Promotion		30,422.47
Automobile Expense		20.50
Bank Service Charges		712.27
Business Licenses and Permits		360.47
Conference/Registration Expen...		449.00
Dues and Subscriptions		5,106.69
Engineering Expense		2,600.00
Insurance Expense		
General Liability	8,727.19	
Workers Comp Insurance	1,708.00	
Insurance Expense - Other	2,109.00	
Total Insurance Expense		12,544.19
Interest Expense		
Credit Card	1,207.72	
Loan	8,900.04	
Total Interest Expense		10,107.76
Lab equipment		231.70
License Fee Expense		397.96
Marketing Expense		39,337.71
Meals and Entertainment		622.22
Meeting Expense		9,892.22
Office Supplies		2,496.74
Payroll Expenses		
Adjustment	0.00	
AZ Unemployment	160.00	
CO FAMLI ER	0.12	
CUTA	2,698.92	
FUTA expense	168.00	
MCC	14,361.97	
Wages	187,738.07	
Payroll Expenses - Other	0.00	
Total Payroll Expenses		205,127.08
Penalties and Interest		4.20
Professional Fees		
Contractor	171.26	

Essential Extraction Corp
Profit & Loss
January through December 2023

	Jan - Dec 23
Legal	4,092.37
Total Professional Fees	4,263.63
Prototype Expense	1,504.16
Rent Expense	13,620.00
Repairs and Maintenance	36.75
Software/Internet	531.43
Storage Expense	68.83
Tools Expense	8.80
Travel Expense	6,129.32
web\	16.99
Website Expense	1,053.76
Total Expense	347,666.85
Net Ordinary Income	-317,453.52
Other Income/Expense	
Other Income	
Other Income	
Credit Card Early Pay discount	234.39
Total Other Income	234.39
Total Other Income	234.39
Other Expense	
Other Expenses	
Sales Tax Adjusted	723.88
Total Other Expenses	723.88
Total Other Expense	723.88
Net Other Income	-489.49
Net Income	-317,943.01

Essential Extraction Corp
Statement of Cash Flows
January through December 2023

	Jan - Dec 23
OPERATING ACTIVITIES	
Net Income	-317,943.01
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Receivable	-18,501.47
Inventory Asset	-48,284.75
Prepaid Inventory- Shenzen Budd	3,200.00
Accounts Payable	3,697.99
Credit Cards:Am Ex - Plum - 3-41006	-23,179.39
Credit Cards:AmEx - David - 81001	12,942.22
Credit Cards:Chase CC 6262	-549.79
Loans:Gary Ross Loan 3.21.2023	20,204.17
Loans:Loan from G Ross 1.25.2022 AM...	-14,709.36
Loans:Loan from G Ross Q2 2023	10,000.00
Loans:Loan from Gary Ross 2.16.2023	20,000.00
Loans:SBA Loan	-357.00
Payroll Liabilities:AZ W/H	2.68
Payroll Liabilities:CO FAMLI EE	129.64
Payroll Liabilities:CO FAMLI ER	0.01
Payroll Liabilities:CO W/H	-58.00
Payroll Liabilities:Fed W/H	129.00
Payroll Liabilities:MCC	-15.95
Payroll Liabilities:MCE	-15.95
Payroll Liabilities:SSC	-68.21
Payroll Liabilities:SSE	-68.21
Sales Tax Collected	3.84
Sales Tax Payable	1,600.90
Net cash provided by Operating Activities	-351,840.64
FINANCING ACTIVITIES	
Equity:C and A Ross Investment	20,000.00
Equity:Conal Rosanbalm	5,000.00
Equity:Jinyuan Devt Investment	300,000.00
Net cash provided by Financing Activities	325,000.00
Net cash increase for period	-26,840.64
Cash at beginning of period	64,998.40
Cash at end of period	**38,157.76**

Essential Extraction Corp
Balance Sheet
As of December 31, 2024

		Dec 31, 24
ASSETS		
Current Assets		
Checking/Savings		
Chase Checking 7686		15,276.41
Total Checking/Savings		15,276.41
Accounts Receivable		
Accounts Receivable		48,120.60
Total Accounts Receivable		48,120.60
Other Current Assets		
Inventory Asset		209,984.69
Patent - Asset		20,832.64
Pay Advance		-2,000.00
Security Deposit		500.00
Vergent Retainer		1,194.84
Total Other Current Assets		230,512.17
Total Current Assets		293,909.18
TOTAL ASSETS		**293,909.18**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable		6,790.99
Total Accounts Payable		6,790.99
Credit Cards		
Credit Cards		
Am Ex - Plum - 3-41006	12,011.06	
AmEx - David - 81001	31,883.82	
Chase CC 6262	913.95	
Total Credit Cards		44,808.83
Total Credit Cards		44,808.83
Other Current Liabilities		
Loans		
Gary Ross Loan 3.21.2023	20,204.17	
Loan from G Ross 3/4-2022 AM...	269.41	
Loan from G Ross Q2 2023	10,000.00	
Loan from Gary Ross - 2024	76,600.59	
Loan from Gary Ross - cash	15,000.00	
Loan From Tony - 2021 2022	32,000.00	
SBA Loan	-3,927.00	
Total Loans		150,147.17
Payroll Liabilities		
AZ W/H	323.82	
CO FAMLI EE	155.29	
CO W/H	524.00	
CUTA	58.12	
Fed W/H	962.00	
MCC	248.48	
MCE	248.48	
SSC	1,062.55	
SSE	1,062.55	
Total Payroll Liabilities		4,645.29
Sales Tax Collected		-97.90

Essential Extraction Corp
Balance Sheet
As of December 31, 2024

	Dec 31, 24
Sales Tax Payable	48.41
Total Other Current Liabilities	154,742.97
Total Current Liabilities	206,342.79
Total Liabilities	206,342.79
Equity	
Equity	
Anthony Frischknecht Equity	50,000.00
C and A Ross Investment	20,000.00
Conal Rosanbalm	5,000.00
Gary Ross Equity	372,000.00
Jinyuan Devt Investment	575,000.00
McKenzie Equity	100,000.00
Whitney Equity	50,000.00
Yellowduck Equity	10,000.00
Total Equity	1,182,000.00
Retained Earnings	-752,968.04
Net Income	-341,465.57
Total Equity	87,566.39
TOTAL LIABILITIES & EQUITY	**293,909.18**

Essential Extraction Corp
Profit & Loss
January through December 2024

		Jan - Dec 24
Ordinary Income/Expense		
Income		
Event Income		545.01
Miscellaneous Income		60.59
Product Sales		26,808.86
Prototype Income		30,921.46
Returns & Allowances		-933.62
Shipping and Delivery Income		1,028.02
Total Income		58,430.32
Cost of Goods Sold		
COGS - Engineering		0.00
Cost of Goods Sold		26,554.90
Discount		9,715.90
Equipment - COGS		1,267.22
Freight and Shipping Costs		15,981.82
Merchant Account Fees		1,160.08
Product Samples Expense		341.21
Total COGS		55,021.13
Gross Profit		3,409.19
Expense		
Advertising and Promotion		16,299.10
Bank Service Charges		856.72
Business Licenses and Permits		0.00
Conference/Registration Expen...		71.55
Consulting Expense		3,000.00
Development		1,959.80
Dues and Subscriptions		2,388.78
Employee Benefits		2,500.00
Event Expense		700.00
Insurance Expense		
Billing Fee	8,727.19	
Workers Comp Insurance	4,270.00	
Total Insurance Expense		12,997.19
Interest Expense		
Credit Card	4,119.12	
Finance Charges	92.68	
Loan	8,141.70	
Total Interest Expense		12,353.50
Internship Expense		3,520.16
License Fee Expense		51.98
Marketing Expense		15,799.88
Meals and Entertainment		3,232.15
Meeting Expense		2,146.09
Office Supplies		2,629.35
Payroll Expenses		
AZ Unemployment	447.20	
CO FAMLI ER	0.00	
CUTA	1,782.94	
FUTA expense	168.00	
MCC	13,876.00	
Wages	181,385.76	
Payroll Expenses - Other	0.00	
Total Payroll Expenses		197,659.90
Payroll Service Fee		500.00
Professional Fees		
Legal	6,835.62	

Essential Extraction Corp
Profit & Loss
January through December 2024

	Jan - Dec 24
Total Professional Fees	6,835.62
Prototype Expense	12,248.59
R&D	25,199.21
Rent Expense	14,700.00
Research Material	24.82
Software/Internet	262.00
Storage Expense	8.14
Telephone Expense	26.55
Travel Expense	4,131.23
Website Expense	3,018.45
Total Expense	345,120.76
Net Ordinary Income	-341,711.57
Other Income/Expense	
Other Income	
Other Income	
Credit Card Early Pay discount	246.00
Total Other Income	246.00
Total Other Income	246.00
Net Other Income	246.00
Net Income	**-341,465.57**

Essential Extraction Corp
Statement of Cash Flows
January through December 2024

	Jan - Dec 24
OPERATING ACTIVITIES	
Net Income	-341,465.57
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Receivable	-17,291.54
Inventory Asset	-153,026.22
Pay Advance	2,000.00
Accounts Payable	1,236.00
Credit Cards:Am Ex - Plum - 3-41006	11,609.73
Credit Cards:AmEx - David - 81001	18,941.60
Credit Cards:Chase CC 6262	668.65
Loans:Loan from G Ross 1.25.2022 AM...	-13,460.02
Loans:Loan from G Ross 3/4-2022 AMEX	-1,249.34
Loans:Loan from Gary Ross - 2024	76,600.59
Loans:Loan from Gary Ross - cash	-100,000.00
Loans:Loan from Gary Ross 2.16.2023	-20,000.00
Loans:Loan from R Whitney - 2022	-50,000.00
Loans:SBA Loan	-3,570.00
Payroll Liabilities:AZ W/H	-36.16
Payroll Liabilities:CO FAMLI EE	25.65
Payroll Liabilities:CO FAMLI ER	-0.01
Payroll Liabilities:CO W/H	354.00
Payroll Liabilities:CUTA	58.12
Payroll Liabilities:Fed W/H	611.00
Payroll Liabilities:MCC	158.07
Payroll Liabilities:MCE	158.07
Payroll Liabilities:SSC	675.96
Payroll Liabilities:SSE	675.96
Sales Tax Collected	0.03
Sales Tax Payable	-1,555.92
Net cash provided by Operating Activities	-587,881.35
FINANCING ACTIVITIES	
Equity:Gary Ross Equity	240,000.00
Equity:Jinyuan Devt Investment	275,000.00
Equity:Whitney Equity	50,000.00
Net cash provided by Financing Activities	565,000.00
Net cash increase for period	-22,881.35
Cash at beginning of period	38,157.76
Cash at end of period	**15,276.41**

		Preferred Stock		Common stock		Additional	Accumulated	Stockholders'
		Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Deficit
Inception		-	$ -	2,000,000	$ -	$ -	$ -	$ -
Issuance of founders stock		-	-	1,085,000	1,085	-	-	1,085
Shares issued for services		-	-	497,000	497	-	-	497
Net income (loss)		-	-	-	-	-	(255,511)	(255,511)
	31-Dec-22	-	$ -	1,582,000	$ 1,582	$ -	$ (255,511)	$ (253,929)
Contributed capital		125,000	125,000	-	-	-	-	125,000
Net income (loss)		-	-	-	-	-	(318,063)	(318,063)
	31-Dec-23	125,000	$ 125,000	1,582,000	$ 1,582	$ -	$ (573,574)	$ (446,992)
Contributed capital		478,800	1,197,000	-	-	-	-	1,197,000
Net income (loss)		-	-	-	-	-	(234,980)	(234,980)
	31-Dec-24	603,800	$ 1,322,000	1,582,000	$ 1,582	$ -	$ (808,554)	$ 515,028

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

[yellow] = amounts that come from P&L

[blue] = amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

NOTE 1 – NATURE OF OPERATIONS

OUSIA LABS was formed on 3/24/2017 ("Inception") in the State of Colorado. The financial statements of OUSIA LABS (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in [Loveland, Colorado].

The company manufactures and distributes its patented Ousia Fountain product and ancillary offerings such as Essential Oils and Natural Raw Botanicals. The Fountain is designed for the home kitchen and allows anyone to produce their own natural flavors and essential oils.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of January 30th, 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of goods: Ousia Fountain, Botanicals, and Ingredient

Kits when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Colorado state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Debt (convertible) | Gary Ross | $75,000
Debt (traditional) | Tony F. | $32,000

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 2,000,000 shares of our common stock with par value of $0.0001. As of 01/02/2025 the company has currently issued 497,000 shares of our common stock.

Preferred Stock
We have authorized the issuance of 1,500,000 shares of our preferred stock. As of 01/29/2025 the company has currently issued 1,161,800 shares of our preferred stock with par value of $2.50. As of 1/30/2025 shares of our preferred stock par value increased to $6.18. The increase in price is since the company is now shipping units to customers and ramping up production.

NOTE 6 – RELATED PARTY TRANSACTIONS

No related party transactions to report.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through [12/31/2024], [1/30/2025], the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Gary Ross (Print Name), the CEO (Principal Executive Officers) of Ousla Labs (Company Name), hereby certify that the financial statements of Ousla Labs (Company Name) and notes thereto for the periods ending 2023 (first Fiscal Year End of Review) and 2022 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] the amounts reported on our tax returns were total income of $ 4,293; taxable income of $ -307,784 and total tax of $ 0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 2/6/2025 (Date of Execution).

[signature] (Signature)

CEO (Title)

2-6-2025 (Date)

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF OUSIA LABS

Empowering homes with the science of pure botanical extraction.

Ousia Labs has introduced one of the first compact CO2-based botanical extraction appliances with over 100 pre-sold units and growing demand. Backed by partnerships with major distributors like Thomas Scientific and BVV, we are actively shipping machines and expanding our reach to revolutionize at-home botanical extraction.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


OUSIA LABS
Unlock Nature's Essence
Farm to Countertop extraction with pure CO2 process.
EXPLORE YOUR ESSENCE

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$5.56 Per Share

MIN INVEST $300.24

VALUATION $9M

REASONS TO INVEST

Innovative Solution: Ousia Fountain is the one of the world's first compact, CO2-based botanical extraction appliance, offering a revolutionary at-home solution for creating pure essential oils and flavors.

Expert Leadership: Led by a team with deep expertise in engineering, chemistry, and CO2 technology, Ousia Labs is backed by years of experience and a proven track record in product innovation.

Market Opportunity: With revenue and patented technology, Ousia Labs is positioned in a growing $7.72B botanical extraction market, with strong early traction and distribution partnerships.

TEAM



Gary Ross • Chief Executive Officer, Director, and Principal Accounting Officer

Gary Ross, CEO of Ousia Labs, was CEO of 3 successful companies and held Executive level positions in 3 additional Fortune 500 companies. His management and leadership background spans various technology companies in Microcircuits, and Semiconductors. Gary enjoys working with highly motivated companies and helps prepare for significant transitional events (i.e. Business Launch, Organizational Structure, Operational Excellence, Merger and Acquisition transitions, etc.).

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James Ramsey • Chief Technology Officer

James Ramsey, Chief Technology Officer, and co-inventor has a background in mechanical and electrical engineering, with a proven track record of researching and developing cutting-edge systems. His innovative approach has been instrumental in developing the patented Ousia Fountain technology.

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Morton Aaronson • Chief Marketing Officer and Director

Mort Aaronson, sitting Chief Marketing Officer, brings a decade of experience in marketing and brand building for high-tech products. He has spearheaded Ousia Labs' marketing efforts, securing partnerships and growing its presence in the botanical extraction market.

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David Ross • Chief Operating Officer, Co-Inventor, and Director

David Ross, Chief Operating Officer, has played a pivotal role in the company's growth and success. As a co-inventor of Ousia Lab's patented CO2 Extraction and Chromatography Systems, David has helped to revolutionize the way that essential oils are extracted and purified.

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Daniel Kamrath • Director

Experienced Chief Financial Officer with a demonstrated history of adding significant value to fast growing companies. Strong finance professional skilled in Software, Semiconductors, Business Development, Strategic Planning, Cross-functional Team Leadership, and Strategy.

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Wade O. Troxell • Director

Dr. Wade Troxell is an associate professor of mechanical engineering with expertise in AI-incorporated design and intelligent robotic systems. A Fellow of ASME, he is a former Fort Collins mayor and Colorado Municipal League president, recognized for innovation and leadership. Dr. Troxell co-founded Sixth Dimension, integrating distributed energy resources, and served as CSU's Manufacturing Excellence Center founding director. As a former NATO post-doctoral fellow, he contributed to AI research and led initiatives like the Systems Engineering and Biomedical Engineering programs at CSU. He serves as vice chair of Realities for Children and continues to influence energy, robotics, and community leadership.

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THE PITCH

Ousia Labs has revolutionized at-home extraction with the Ousia Fountain, one of the world's first CO2-based small kitchen appliance for botanical oil extraction. Backed by patented technology, 10+ years of R&D, and $1M raised, our team's expertise and strong distributor partnerships position us to lead a $7.72B botanical extraction market. (source) With pre-sold units and global demand, we're transforming how consumers harness the power of botanicals.



One of the world's first CO2 kitchen appliances.
One of the worlds first CO2 Kitchen appliance
Extract pure botanical oils easily at home.
10+ years of R&D behind patented technology.
$7.72B botanical extraction market
Ousia Labs
Revolutionizing At-Home Botanical Extraction
Transforming everyday kitchens into botanical labs with patented CO2 extraction technology. Experience unmatched purity and convenience.

THE PROBLEM & OUR SOLUTION

The Problem

Adulterated flavors and fragrances dominate the market, making it challenging for consumers to access pure and natural botanical extracts for personal or commercial use. Traditional CO2 extraction systems are bulky, expensive, and inaccessible for small-scale applications, costing over $1M for industrial setups. This gap leaves home users and small businesses reliant on low-quality or artificial products.

Our Solution

Ousia Labs bridges this gap with the Ousia Fountain, a revolutionary CO2-based kitchen appliance that allows users to effortlessly extract pure botanical oils from herbs, spices, and botanicals at home or in small-scale operations. Compact, affordable, and easy to use, the Ousia Fountain operates like a coffee machine, democratizing access to high-quality extracts. Through strategic partnerships with distributors and a growing network of affiliates, Ousia Labs is poised to capture a significant share of the botanical extracts market which is estimated to grow to $7.72B in 2025 (source), transforming how consumers and businesses experience natural extractions.


Why Pure Botanical Extraction is Hard to Achieve
Expensive Systems
Industrial CO2 extractors cost over $1M.
Low-Quality Options
At-home solutions rely on artificial additives
Limited Accessibility
Pure botanical extracts are hard to access.
One of the World's First CO2 Extraction Solutions at the Push of a Button
Affordable & Compact
The world's first CO2 kitchen extractor.
Pure Extraction in Minutes
Create botanical oils effortlessly
Accessible for All
Designed for home and small-scale users.

THE MARKET & OUR TRACTION

The Market

The global small kitchen appliances market size was USD 18.13 Billion in 2023 and is projected to reach USD 29.95 Billion by 2032, expanding at a CAGR of 4.6% during 2024–2032. (Source) The Ousia Fountain targets key market segments such as home chefs, DIY enthusiasts, essential oil creators, and small businesses, addressing the growing demand for natural, pure botanical extracts. Positioned at the intersection of health, sustainability, and convenience, Ousia Labs leverages patented technology to capitalize on this expanding botanical extraction market, estimated to grow to $7.72B in 2025. (Source)

Our Traction

With over 100 pre-sold units and $1M raised, Ousia Labs is actively shipping machines and scaling operations. We have secured partnerships with distributors like Thomas Scientific and BVV, reaching customers across multiple countries. Our patented design and 10+ years of R&D contribute to our differentiation in affordable CO_2 extraction technology.



$4.89B
Small kitchen appliances projected to reach $4.89B by 2028.
$7.72B
Botanical Extracts Market Valued at $7.72B in 2025.
$500K
Secured $500K to expand production and marketing.
100+ Units
Over 100 units pre-sold, proving early traction.
Global Partners
Thomas Scientific & BVV ensure wide distribution.
Revolutionizing a $4.89B Market with Proven Traction

Additional Traction Highlights

- **Testimonials**:
  - Roy Lafever, PhD, head of Chemistry at UC Bakersfield: “This extraction machine has reinvigorated my career.”
  - Megean Bean, at DoTERRA: “Wonderful at making essential oils easily and efficiently.”
  - Jono Born, perfumer from New York: “A wonderful lab to work with, with cutting-edge equipment/technology.”

- **Notable Investors**:
  - Raised $1M to date
- **Notable Partnerships**:
  - Secured distribution agreements with Thomas Scientific and BVV, with plans to onboard Sous Vide and JB Prince.
- **Intellectual Property**:
  - Granted a full non-provisional utility patent and a pending design patent for the Ousia Fountain.
- **Awards/Certifications**:
  - Acknowledged within the industry for innovation in CO2 extraction technology.

**The testimonials presented are based on individual experiences and may not represent the typical experience of all customers. Results may vary, and there is no guarantee that you will achieve similar outcomes. These testimonials are not a promise of future performance or results.*

WHY INVEST

Investing in Ousia Labs means joining the revolution in at-home CO2 extraction technology. With funds aimed at scaling production, expanding marketing efforts, and refining our patented designs, investors will support our mission to make pure botanical extractions accessible worldwide. Backed by industry recognition, proven demand, and strategic partnerships, Ousia Labs is poised to transform the botanical extractions market which is estimated to grow to $7.72B in 2025. (Source)


Become part of this
innovative
journey
today!

ABOUT

HEADQUARTERS
815 14th St SW, C250
Loveland, CO 80537

WEBSITE
View Site

Ousia Labs has introduced one of the first compact CO2-based botanical extraction appliances with over 100 pre-sold units and growing demand. Backed by partnerships with major distributors like Thomas Scientific and BVV, we are actively shipping machines and expanding our reach to revolutionize at-home botanical extraction.

TERMS

Ousia Labs

Overview

PRICE PER SHARE
$5.56

VALUATION
$9M

DEADLINE
Jul. 1, 2025 at 6:59 AM UTC

FUNDING GOAL
$124K - $124K

Breakdown

MIN INVESTMENT
$300.24

OFFERING TYPE
Equity

MAX INVESTMENT
$123,999.12

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
22,302

MAX NUMBER OF SHARES OFFERED
22,302

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$293,909	$148,473
Cash & Cash Equivalents	$15,276	$38,158
Accounts Receivable	$48,121	$30,829
Short-Term Debt	$206,343	$284,441
Long-Term Debt	$0	$0
Revenue & Sales	$58,430	$83,983
Costs of Goods Sold	$55,021	$53,770
Taxes Paid	$0	$0
Net Income	-$341,466	-$317,943

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 30% Bonus Shares

As you are an early investor, friend, or family, you are eligible for 30% additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 15% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 20% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 25% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 30% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 35% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $2,500+ between [day 35 - 40] and receive 12% bonus shares

Flash Perk 2: Invest $2,500+ between [day 60 - 65] and receive 12% bonus shares

Amount-Based Perks

Connected Chef: Invest $500+ | Receive a mini recipe e-book suitable for The Ousia Fountain.

Kitchen Innovator: Invest $1,000+ | Special webinar on innovative kitchen techniques, plus 2% bonus shares.

Gourmet's Choice: Invest $5,000+ | Invitations to exclusive taste-testing events, plus 7% bonus shares.

Culinary Visionary: Invest $10,000+ | Receive a signed The Ousia Fountain from the CEO, plus 10% bonus shares.

Master of Taste: Invest $25,000+ | An exclusive dinner prepared with The Ousia Fountain by a renowned chef, plus 17% bonus shares.

Elite Connoisseur: Invest $50,000+ | All prior perks + personal cooking session with a celebrity chef, plus 20% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Essential Extraction Corp. D/B/A Ousia Labs will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.56 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $556. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary. This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.